Exhibit 99.05

Historic Commitment to Upper Matawinie

Saint-Michel-des-Saints and Nouveau Monde Graphite formalize their partnership

SAINT-MICHEL-DES-SAINTS, Quebec, Jan. 24, 2020 -- The municipality of Saint-Michel-des-Saints and Nouveau Monde Graphite inc. (“Nouveau Monde” or “NMG”) (TSX.V: NOU; OTCQX: NMGRF; Frankfurt: NM9) strengthened their social, economic and environmental development partnership with the signing of a collaboration and benefit-sharing agreement as part of the Matawinie mining project.

From the start of the exploration work, Nouveau Monde has demonstrated a strong commitment to the community through open dialogue and an intent to maximize spinoffs for Saint-Michel-des-Saints and Upper Matawinie. The cooperation and benefit-sharing agreement is therefore based on requests expressed by local stakeholders, on sustainable development principles, and on the agreement in principle reached in August 2018.

Through this new agreement, which will cover the mine’s entire commercial operating life, Nouveau Monde will contribute up to 2% of its net cash flow after taxes to the municipality to boost community spinoffs and reinvestment. An annual advance payment of $400,000 will help the municipality prepare and upgrade, if necessary, its infrastructure prior to the start of the mine’s operating period.

Through a liaison committee, which is complementary to the monitoring committee that will be established as per the Mining Act, the municipality will also have the chance to actively participate in shaping, implementing and monitoring the mining project.

“The municipality of Saint-Michel-des-Saints is proud to have reached this collaboration and benefit-sharing agreement with NMG. We are certain that it will benefit all citizens as well as future generations,” explained Réjean Gouin, Mayor of Saint-Michel-des-Saints.

Nouveau Monde will also contribute 1% of its net cash flow after taxes to a Community Fund for the Future to help stimulate developmental projects in Upper Matawinie that have a social, economic and environmental impact. The Fund will be administered by a trust organization and will promote things such as economic sustainability and community vitality beyond the mine’s operating period.

The most generous of its kind documented in Quebec, this bilateral agreement includes concrete actions in the areas of training, employability and business opportunities for the local population; the integration of the mining project into the territory through recreation and tourism development; and collaboration mechanisms to provide short-, medium- and long-term benefits for the community.

“Since the discovery of the deposit in 2015, Nouveau Monde has taken root in Saint-Michel-des-Saints. Our team is part of the Upper Matawinie community, which is where we live and work. This is our legacy for our children and future generations,” said Eric Desaulniers, President and CEO of Nouveau Monde. “We are proud to position the Matawinie project as a springboard for social and economic development in alignment with best environmental practices and ethical and responsible governance.”

ABOUT the Municipality of Saint-Michel-des-Saints

Saint-Michel-des-Saints is a Quebec municipality in the Matawinie Regional County Municipality in Lanaudière. It has a population of nearly 2,360 inhabitants. Throughout its history, the municipality’s economic activities have revolved around agriculture, forestry and recreational and tourism activities. The construction, transportation and warehousing, restaurant, and retail sectors have also contributed to its economic development and represent over half of the municipality’s companies.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca